SUB-ITEM 77C: MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS
MORGAN STANLEY EASTERN EUROPEAN FUND, INC.

On October 24, 2008, a special meeting of stockholders was held for the purpose of voting on a proposal to amend the Fund's investment restriction regarding concentration of investments in any one industry. Under the amended investment restriction proposed, the Fund will be required to invest between 25 percent and
35 percent of its total assets in the securities of issuers in one or more industries if, at the time of investment, each such industry represents 25 percent or more of the Fund's benchmark index (the "Benchmark Index"). The
Fund's current Benchmark Index is the Morgan Stanley Capital International
(MSCI) Emerging Markets Eastern Europe Index. The Benchmark index is a composite index comprised of the market capitalization weighted MSCI local indices for
country-regionRussia, country-regionPoland, the PlaceNameCzech PlaceTypeRepublic and placecountry-regionHungary. The Board may approve a new Benchmark Index in the future. The Fund will be required to notify its stockholders of any investments of 25 percent or more of the Fund's total assets in an industry in its next semi-annual or annual report. Such notice will, to the extent applicable, include a discussion of any increased investment risks particular to such industry to which the Fund may be exposed.

The result of the stockholder vote was:

For                                  Against                            Withhold
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1,756,211                            163,024                             156,284